AMENDMENT TO MANAGEMENT AGREEMENT


        This Amendment dated as of August 1, 1995, is to the Management Agreement dated June 3, 1991, by and between ADJUSTABLE RATE SECURITIES PORTFOLIOS, a Delaware business trust (the "Trust"), on behalf of the U.S. GOVERNMENT ADJUSTABLE RATE MORTGAGE PORTFOLIO (the "Fund"), formerly Franklin Institutional U.S. Government Arm Fund, a series of the Trust, and FRANKLIN ADVISERS, INC., a California corporation (the "Manager"). The undersigned parties, intending to be legally bound, hereby agree as follows:

        (1)  Paragraph 4 B. is amended to read:

               B. The management fee payable by the Fund shall be reduced or eliminated to the extent that Distributors has actually received cash payments of tender offer solicitation fees less certain cost and expenses incurred in connection therewith and to the extent necessary to comply with the limitations on expenses which may be borne by the Fund as set forth in the laws, regulations and administrative interpretations of those states in which the Fund's shares are registered. The Manager may waive all or a portion of its fees provided for hereunder and such waiver shall be treated as a reduction in purchase price of its services. The Manager shall be contractually bound hereunder by the terms of any publicly announced waiver of its fee, or any limitation of the Fund's expenses, as if such waiver or limitation were full set forth herein.

        (2) All other provisions of the Management Agreement dated June 3, 1991, remain in full force and effect.

        IN WITNESS WHEREOF, we have signed this Amendment as of the date and year first above written.


ADJUSTABLE RATE SECURITIES PORTFOLIOS
On behalf of U.S. Government Adjustable
Rate Mortgage Portfolio


By /s/ Deborah R. Gatzek




FRANKLIN ADVISERS, INC.


By /s/ Harmon E. Burns